SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

March 4, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Preliminary Proxy Statement for 2009 Annual General Meeting of
Shareholders to be held on April 8, 2009
File No. 1-04601

This memorandum sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 26, 2009 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A for the Company’s Annual General Meeting of Shareholders to be held on April 8, 2009 (File No. 1-04601). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response. We are also separately providing the Staff with courtesy copies of changed pages of the preliminary proxy statement marked to show all changes made in response to the Staff’s comments, together with a copy of this memorandum.

The Company is in the process of compiling its responses to the Staff’s comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Company is providing this response letter to expedite the Staff’s review of the preliminary proxy statement in order to preserve a rescheduled mailing date of March 6, 2009 for the preliminary proxy statement, and the scheduled meeting date of April 8, 2009 for the Annual General Meeting of Shareholders.

Preliminary Proxy Statement on Schedule 14A filed February 6, 2009

Long Term Incentives, page 22

6.	Please expand your discussion of how you determined the amount of the stock options granted to the named executive officers. For example, discuss in greater detail how achievement of the items in bullet point at the bottom of page 23 translated into the grants set forth in the table on page 24. Disclose whether you have guidelines relating to the minimum, maximum or target amount of options that may be granted to each named executive officer each year.

Response: Schlumberger will revise page 24 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

Schlumberger has no specific guidelines related to the minimum, maximum or target amounts of options that may be granted to each named executive officer each year; but rather uses the methodology described above to determine the size of stock option grants. Schlumberger will delete the phrase “stock option value guidelines” on page 24 and replace that phrase with “stock option value methodology,” which methodology is described in detail on page 24. Please also see the discussion in “Relative Size of Direct Compensation Elements,” beginning on page 16 of Schlumberger’s preliminary proxy statement.

Pension Benefits, page 32

7.	Please disclose the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Refer to Instruction 2 to Item 402(h)(2) of Regulation S-K.

Response: Schlumberger will revise page 32 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

Director Compensation, page 38

8.	Please disclose by footnote to the stock awards column of your director compensation table the grant date fair value, computed in accordance with FAS 123R, of each option award granted during your last completed fiscal year. In addition, disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors. See Instruction to Item 402(k)(2)(iii) and (iv).

Response: Schlumberger does not grant stock options to its non-employee directors. For this reason, Schlumberger did not disclose by footnote to the option awards column (or the stock awards column) the grant date fair value of each option award granted during its last completed fiscal year. Although Schlumberger’s Directors Stock and Deferral Plan permits annual stock awards to non-employee directors to be in the form of shares of common stock, shares of restricted common stock or restricted stock units, Schlumberger’s practice has been to issue only shares of common stock to its non-employee directors; Schlumberger directors have never received restricted common stock or restricted stock units as director compensation. Thus, Schlumberger believes that it is not required to set forth the aggregate number of stock awards outstanding at fiscal year end held by its directors. As required, the total number of shares owned by each director of the Company is reflected in the security ownership table on page 4 of the preliminary proxy statement.

Schlumberger will revise page 38 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

9.	Include a footnote disclosing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402.

Response: As stated in the response above to Comment No. 8, Schlumberger’s practice has been to issue only shares of common stock to its non-employee directors; Schlumberger directors have never received stock options, restricted common stock, restricted stock units or any other equity-based compensation for their service as directors. The valuation of the awards of shares of common stock is based solely on the closing price of Schlumberger’s common stock on the date of issuance. Therefore, Schlumberger does not believe that a footnote disclosing all assumptions made in the valuation of stock awards granted to non-employee directors is required.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Senior Counsel-Corporate of Schlumberger Limited, at (713) 375-3495 or J. David Kirkland, Jr. of Baker Botts L.L.P. at (713) 229-1101.

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